Filed pursuant to Rule 424(b)(3)
File No. 333-218453

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 13, 2018)

Breakwave Dry Bulk Shipping ETF
10,000,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 13, 2018, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-218453. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

*      *      *      *      *

Size of Creation and Redemption Baskets

As of the date of this supplement, the size of Creation Baskets has been changed and the Shares will only be sold in blocks of 25,000 Shares to “Authorized Participants.” The size of Redemption Baskets has also changed such that Shares may only be redeemed in blocks of 25,000 Shares. Each reference to the size of Creation Baskets and Redemption Baskets in the Prospectus is hereby revised to be 25,000 Shares.

Additionally, the Prospectus is revised as follows:

The table included in the section titled “PROSPECTUS SUMMARY – Breakeven Analysis” is deleted and replaced with the following:

Assumed initial selling price per Share	$25.00

Management Fee (1)	$0.43

Creation Basket Fee(2)	$(0.02)

Estimated Brokerage Fee (0.40%)(3)	$0.10

Other Fund Fees and Expenses (4)	$0.26

Interest Income (1.41%)(5)	$(0.35)

Amount of trading income required for the Fund’s NAV to break even	$0.42

Percentage of initial selling price per share(6)	1.68%

(1)	The Fund is obligated to pay the Sponsor a Sponsor Fee, payable monthly, equal to the greater of (i) 0.15% per year of the Fund’s average daily net assets; or (ii) $125,000. The Fund also pays Breakwave a license and service fee, paid monthly in arrears, for the use of the Benchmark Portfolio in an amount equal to 1.45% per annum of the value of the Fund’s average daily net assets. Average daily net assets are calculated daily by taking the average of the total net assets of the Fund over the calendar year – i.e., the sum of daily total net assets divided by the number of calendar days in the year. On days when markets are closed, the total net assets are the total net assets from the last day when the market was open. The per share cost of the Management Fee has been calculated assuming that the Fund has $50 million in assets.

(2)	Authorized Participants are required to pay a Creation Basket fee of $500 for each order they place to create one or more baskets. An order must be at least one basket, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.02 (500/25,000).

(3)	The Fund determined this amount as follows. Assuming that the price of a Fund share is $25.00, the Fund would receive $625,000 upon the sale of a Creation Basket (25,000 shares multiplied by $25.00). Assuming that this entire amount is invested in Freight Futures and that there is no change in the settlement price of such contracts, the Fund would be required to purchase approximately 15 lots of Capesize Freight Futures, 15 lots of Panamax Freight Futures and 5 lots of Supramax Freight Futures Contracts to support the Creation Basket (calculated based on the values of the Freight Futures as of August 16, 2018 and the target allocation for the Benchmark Portfolio). Based on the roll methodology, the Fund would have to replace one-third (approximately 12 lots) of the contracts it holds with new contracts four times per year. Assuming further that broker’s commission for Freight Futures is approximately 0.10% for each purchase, the annual broker commission charge would be approximately $2,500. As a percentage of the total investment of $625,000, this annual commission expense would be approximately 0.40%.

(4)	Other Fund Fees and Expenses include, among others, legal, printing, accounting, distribution, custodial, administration, bookkeeping, and transfer agency costs. The per-share cost of these fixed or estimated fees has been calculated assuming that the Fund has $50 million in assets. The expenses presented do not represent the maximum amounts payable under the contracts with third-party service providers, as discussed below in the section titled “The Fund’s Service Providers.” Assuming the Fund had $2.5 million in assets, Other Fund Fees and Expenses would equal $4.58 per share, and the amount of trading income required to break even would be $5.93 per share or 23.71%. Assuming $250 million in assets, Other Fund Fees and Expenses would equal $0.09 per share, and the amount of trading income required to break even would be $0.23 per share or 0.90%. Breakwave has agreed to waive its fee and the Sponsor has agreed to assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) so that the Fund’s total annual expenses do not exceed 3.50% per annum through February 28, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 3.50% annually, perhaps significantly higher. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus, which are estimated to be approximately $178,625.

(5)	The Fund earns interest on funds it deposits with the futures commission merchant and the Fund’s custodian and it estimates that the interest rate will be 1.41% based on the interest rate on six-month Treasury Bills as of January 4, 2018. The actual rate will vary.

(6)	Breakwave has agreed to waive its fee and the Sponsor has agreed to assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) so that the Fund’s total annual expenses do not exceed 3.50% per annum through February 28, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 3.50% annually, perhaps significantly higher. For example, assuming the Fund had $2.5 million in assets, the amount of trading income required to break even without the expense limitation would be $5.93 per share or 23.68% of the initial selling price per share. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. Percentage of initial selling price per share represents the estimated approximate percentage of selling price per share net of any expenses or Management fees assumed or reimbursed by Breakwave or the Sponsor.

The sentence in the section titled “PROSPECTUS SUMMARY – Breakeven Point” is deleted and replaced with the following:

In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund will sell shares to the initial Authorized Participant), the investment would have to generate 1.68% return or $0.42.

The first paragraph of the section titled “PROSPECTUS SUMMARY – Principal Investment Risks of an Investment in the Fund – Other Risks” is deleted and replaced with the following:

The Fund pays fees and expenses that are incurred regardless of whether it is profitable. In order for an investor making an investment in shares of the Fund to break even over the 12 month period following the date of this prospectus, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares, the investment would have to generate a 1.68% return or $0.42 for the investor not to lose money.

The paragraph of the section titled “RISK FACTORS INVOLVED WITH AN INVESTMENT IN THE FUND – Other Risks -- There is a risk that the Fund will not earn trading gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit.” is deleted and replaced with the following:

As discussed in more detail in the section of this prospectus entitled “Breakeven Analysis” on page 27, the Fund has estimated that in order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares), the investment would have to generate a 1.68% return or $0.42. Both the Fund and its manager, the Sponsor, are newly formed and have no operating history, and accordingly, the breakeven amount may be higher than estimated. The Fund’s Management Fee and Other Expenses must be paid in all cases regardless of whether the Fund’s activities are profitable. Accordingly, the Fund must earn trading gains sufficient to compensate for these fees and expenses before it can earn any profit.

The date of this prospectus supplement is August 17, 2018